Exhibit 99.1

REGULATED INFORMATION

Publication relating to transparency notifications

Mont-Saint-Guibert (Belgium), November 18, 2024, 10:30 pm CET / 4:30 pm ET – In accordance with article 14 of the Act of 2 May 2007 on the disclosure of large shareholdings, Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) announces that it received a transparency notification as detailed below.

On November 15, 2024, Nyxoah received a transparency notification from ResMed Inc. following the passive crossing of a threshold. Based on the notification, ResMed Inc. holds 1,727,864 voting rights, representing 4.62% of the total number of voting rights on October 9, 2024 (37,389,015).

The notification dated November 5, 2024 contains the following information:

•	Reason for the notification: passive crossing of a threshold
•	Notification by: a person that notifies alone
•	Persons subject to the notification requirement:
	-	ResMed Inc. (with address at 9001 Spectrum Center Boulevard, San Diego, CA 92123, USA)
•	Date on which the threshold was crossed: October 9, 2024
•	Threshold that is crossed: 5%
•	Denominator: 37,389,015
•	Notified details:

A) Voting rights	Previous notification	After the transaction
	# of voting rights	# of voting rights		% of voting rights
Holders of voting rights		Linked to securities	Not linked to the securities	Linked to securities	Not linked to the securities
ResMed Inc.	1,619,756	1,727,864
	TOTAL	1,727,864	0	4.62%	0.00%

•	Full chain of controlled undertakings through which the holding is effectively held: No indirect holding of voting securities. ResMed Inc. is not a controlled entity.

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Contact:

Nyxoah

John Landry, CFO

IR@nyxoah.com